Exhibit 99.1 - Explanation of Responses
                     ------------

(1) Prior to January 1, 2009, each of S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC (together, the "Reporting Persons") was an investment manager to S.A.C. Capital Associates, LLC, an Anguillan limited liability company ("SAC Associates"), which directly owns Common Stock of the Issuer and warrants with respect to Common Stock of the Issuer.

(2) As of January 1, 2009, in connection with an internal corporate reorganization not constituting a sale, each Reporting Person assigned all of its rights and responsibilities under its investment management agreement with certain private investment funds, including its investment management agreement with SAC Associates, to S.A.C. Capital Advisors, L.P., an affiliated entity ("SAC Advisors"), and SAC Advisors assumed all responsibilities under the investment management agreement. No other consideration was received by the Reporting Persons in connection with the assignment. The direct ownership of Common Stock of the Issuer and warrants with respect to Common Stock of the Issuer by SAC Associates was not affected by the assignment.